March 23, 2005

Mail Stop 0409

William W. McCarten
Chief Executive Officer
DiamondRock Hospitality Company
10400 Fernwood Road, Suite 300
Bethesda, Maryland  20817

Re:	DiamondRock Hospitality Company
      Registration Statement on Form S-11 Filed March 1, 2005
      Registration No. 333-123065

Dear Mr. McCarten:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have disclosed that certain net proceeds will be used to repay existing indebtedness, purchase and renovate your acquisition properties and renovate your initial properties. Please note that if a significant amount of the net proceeds are not allocated to specific uses, your offering may constitute a "blind-pool program." Accordingly, in such event, you will be required to provide information substantially similar to the disclosures that would be required under Industry Guide 5, including, among other things, cover page risk factor disclosure, tabular use of proceeds disclosure and prior performance information. See Securities Act Release 33-6900.

2. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

3. Throughout the prospectus you reference and rely on certain demographic and market data. If the demographic and market data upon which you rely has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazine, please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. These materials should be appropriately marked and dated and should refer to the page number on which they are cited. Alternatively, if such information is only available to customers or subscribers of the provider, please file a consent from the provider for the use of its name and the information attributed to it and name the provider as an expert in the prospectus.

Prospectus Cover Page

4. We note the disclosure regarding your intention to apply to list the shares on the NYSE.
Please refer to the note to Item 202 of Regulation S-K and advise or revise.

Prospectus Summary, page 1

5. We note your statement in the italicized introductory paragraph that "References to "upper upscale," "upscale," "full service" and "limited service" are to hotels classified in those categories by Smith Travel Research, Inc." Please revise the forepart of the summary, in the non-italicized portion, to describe the criteria used to classify hotels in such categories.

6. Please revise the third paragraph to balance your disclosure regarding your sourcing relationship with Marriott with disclosure that other than precluding an agreement with another party to receive investment sourcing information, you have not entered into a binding agreement or commitment setting forth the terms of this sourcing relationship and such relationship may be modified or terminated at any time by either party.

	Our Competitive Strengths, page 1

7. Please revise here and on page 61 to disaggregate the years of experience of management.

8. Please provide supplemental support for your statement that Marriott has provided you more than $1.9 billion of off-market acquisition opportunities.
9. Please relocate the summary risk factors so that they appear immediately after the discussion of your competitive strengths.

		Our Acquisition Properties, page 7

10. As acquisitions become probable, include their financial statements as required by Rule 3-05 of Regulation S-X and expand the pro forma financial statements to include their effects.

Risk Factors, page 7

11. Please conform the summary risk factors to changes made in response to our comments to the Risk Factor section.

Restrictions on Ownership of Our Stock, page 11

12. The definition of "person" in your charter appears to be more restrictive than the requirements of the 5-50 rule as provided in the
Code. Consequently, please revise your disclosure that your charter limitations are "due to" the limitations imposed by the Code.

Risk Factors, page 18

13. We note your statement in the introductory paragraph that "additional risks...not identified below may materially and adversely affect our business..." Please revise your disclosure to omit the reference to additional risks that are not described in the prospectus. You must disclose all known material risks.

14. Some of your risk factors fail to specifically state the risk created by the referenced facts and circumstances. For example:
* We cannot assure you that we will qualify, or remain qualified, as a REIT, page 18;
* We place significant reliance on technology, page 28; and
* Plans should consider ERISA risks of investing in our common stock, page 33.
Please review and revise each of your risk factors to state the specific risk that will result from the facts you describe.

15. We note your statement on page 41 that you may retain accumulated earnings of your TRS lessees in those subsidiaries. Please revise to provide disclosure regarding the risk that your decision to retain accumulated earnings in the TRS subsidiaries will cause those amounts to be excluded from the 90% of REIT taxable income that is required to be distributed to shareholders. Additionally, please make conforming disclosure on page 41.

We were formed in May 2004 and commenced operations in July 2004 and have a limited operating history. Our management has no prior experience operating a REIT and limited experience operating a public company and therefore may have difficulty in successfully and profitably operating our business, page 18.

16. This risk factor discusses multiple risks and should be separated into distinct risks presented under separate captions. Your lack of an operating history makes it difficult for an investor to evaluate your historical performance. Management`s lack of experience operating a REIT and a public company creates risks regarding your ability to execute your business plan.
Marriott may encourage us to enter into transactions or hotel management agreements that are not in our best interests, page 20.

17. Please expand your discussion of this risk to explain why you might agree to enter into transactions or agreements that are not in your best interest.
Our results of operations are highly dependent on the management of
our hotel properties by third-party hotel management companies, page
21

18. Please revise to disclose that the management agreements are generally non-terminable.

19. We note your statement that in the event you need to replace any of your management companies, you may be required by the terms of the management agreements to pay substantial termination fees. Please tell us where you have included disclosure that quantifies the substantial termination fees or revise to include it.

We will be subject to certain contractual obligations and covenants that may affect the value of our properties, page 21

20. Please revise to include each of the three risks discussed under separately captioned risk factor headings.

Future debt service obligations could adversely affect our operating results, may require us to liquidate our properties, may jeopardize our tax status as a REIT and limit our ability to make distributions to our stockholders, page 23

21. Please revise to quantify your outstanding debt and the percentage of your aggregate property investment and repositioning costs that this represents assuming the application of the net proceeds from this offering to repay outstanding mortgage debt and the acquisition of the hotel properties under contract.

We currently are negotiating with a number of financial institutions to obtain a secured revolving line of credit that may contain financial covenants that could limit our operations and our ability to make distributions to our stockholders, page 23.

22. We note your statement that you are currently negotiating with a number of financial institutions to obtain a secured line of credit.
Please supplementally tell us the status of any negotiations. Provisions of our charter may limit the ability of a third party to acquire control of our company, page 33.

23. Please include in your discussion references to the ability of your board of directors to amend the charter to increase your authorized share amount and the advance notice provisions of your bylaws.
Use of Proceeds, page 40

24. Please modify your disclosure to identify each business to be acquired from the proceeds of this offering. In addition, to the extent you require additional funds through mortgage debt or other borrowings to complete these acquisitions, state the amount and sources of such funds for each of the acquisitions. Refer to Item 504 of Regulation S-K.

25. Please revise the disclosure to clarify when the net proceeds will be used to repay indebtedness as described. For example, it may not be clear to an investor whether the "prepayable without penalty" dates referenced are the dates on which the operating partnership intends to repay the debt or the dates when it may repay the debt without penalty.

26. The maturity dates cited for The Lodge at Sonoma and Courtyard Manhattan indebtedness are inconsistent with the table on page 53.

27. With respect to the net proceeds to be used for renovations of your acquisition properties and initial properties, please identify the amounts that have already been contributed to escrow accounts for these purposes.

Dividend Policy and Distributions, page 41

28. Please disclose whether or not you have declared or paid any dividends. Refer to Item 201 of Regulation S-K.

29. Please disclose that you expect to generally distribute all non-
REIT earnings during 2005 in addition to satisfying the REIT distribution requirements and that in your first taxable year ended
December 31, 2004, you had approximately $2.3 million of non-REIT earnings and profits.

30. Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions.

31. We note your disclosure that your ability to make
distributions
to your stockholders will depend, in part, upon your receipt of distributions from your operating partnership, which will depend upon
receipt of lease payments from TRS.   Please revise your
disclosure
to indicate whether or not there are any restrictions on the ability of your TRS to make distributions to you.

Capitalization, page 42

32. Please clarify whether the adjustments will include any debt incurred with respect to the probable acquisitions.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 48

	Overview, page 48

33. The "Management`s Discussion and Analysis of Financial Condition and Results of Operations" section should present an analysis of the company`s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please expand your introductory disclosure to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. For example, please consider discussing industry-wide factors used by management, insight into material opportunities, challenges and risks over both the short and long-term, competitive conditions and any other material trends. For additional guidance, refer to Item 303 of
Regulation S-K and Commission Release No. 33-8350 (Dec. 19, 2003).

Results of Operations, page 50

34. We note from your disclosure on page 51 that "hotel operating expenses during the period include $8,371,609 of non-cash ground rent expense". Please advise us where this is included in your statement of operations on page F-13. If you are referring to your pro forma statements of operations for the year ended December 31, 2004, please revise your disclosure to clarify.

Liquidity and Capital Resources, page 52

35. Please modify your disclosure to include the amounts or ranges involved in connection with your anticipated secured revolving credit facility.

36. Upon execution of a commitment letter or term sheet with respect to your pending credit facility, please disclose the material covenants.

Outstanding Debt, page 53

37. We note your disclosure regarding the prepayment penalties on the
Bethesda Marriott debt. Please provide similar disclosure for the Salt Lake City Marriott and Marriott Griffin Gate debt.

Hotel Industry, page 57

38. Please supplementally advise us why you have not provided industry data specific to the chain segments you intend to target.

Our Business, page 61

39. Please provide disclosure regarding the composition of the different hotel chain segments.

40. Please define "key money." Please include disclosure on the circumstances, if any, under which you would have to reimburse key money payments. Please provide similar disclosure regarding monetary
"contributions" by Marriott for furniture or other items.

41. Please provide the disclosure regarding promoters required by
Item 11 of Form S-11, including the names of the promoters and the positions and offices with the registrant now held or intended to be held by each such promoter.

Our Competitive Strengths, page 61

42. In your discussion of the off-market opportunities provided by Marriott and Marriott`s facilitation of the acquisition of four of your initial seven properties, please disclose the number of properties purchased directly from Marriott.

43. Please revise to further explain how you calculated the RevPAR premium indices. Please disclose a representative sample of the hotels in the competitive set.

44. In the discussion of your "proven acquisition capability," please disclose the source of the investment opportunity and the type of seller in each of your seven property acquisitions.

Insurance, page 66

45. Please disclose whether you maintain terrorism insurance.

Our Properties, page 67

46. Please modify your summary table on page 67 and 68 to include the effective dates you acquired each of these properties.

47. We note your reference to net operating income for Torrance
Marriott and Courtyard Manhattan/Fifth Avenue. Please remove any reference to net operating income since this is a non-GAAP measure that is not reconcilable to a GAAP measure.

48. We note that you assumed ground leases associated with your acquisition of Salt Lake City Marriott Downtown, Marriott Griffin Gate Resort, Bethesda Marriott Suites and Courtyard Manhattan/Fifth
Avenue. Since this represents a material obligation to you, please expand your disclosure to include the relevant terms of your lease agreements, including details on any favorable buy-out options, and future maturities of your lease obligation with respect to each property.

49. Please describe the competitive conditions for each of your properties. We note you have listed the competitor hotels. Refer to
Item 14(e) of Form S-11.

50. Please provide the information required by Item 15(h) of Form
S-
11 with respect to your individually significant properties.

51. Please provide supplemental support for your statement regarding hotel room supply growth in Los Angeles.

52. Please clarify your statement that Marriott key money assisted your bid to purchase the Torrance Marriott and Salt Lake City Marriott from Host Marriott. It may not be clear to an investor how payments by Marriott improved your bid to purchase hotels from Marriott.

53. Please disclose the purpose for the renovation program at the Marriott Griffin Gate.

Mortgage Debt, page 78

54. Please conform this table to changes made to the table on page
53.

Our Acquisition Properties, page 79

55. In addition to the information proposed to be included in the tables, please provide the additional information required by Item
14
and 15 of Form S-11 with respect to your probable acquisitions.

Our Principal Agreements, page 80

	Our Ground Lease Agreements, page 88

56. Please describe the annual rent obligations for each of the ground leases.

Management, page 89

57. Please provide the most recent five years of business experience for Messrs. Grafton and Ray and Ms. McAvey. Refer to Item 401(e) of
Regulation S-K.

Liability, Exculpation and Indemnification, page 98

58. Please disclose the director and officer insurance maintained on behalf of your directors and officers.

Certain Relationships and Related Transactions, page 100

59. Please disclose, if applicable, the information required by Instruction 5 to Item 404(a) of Regulation S-K with respect to the properties acquired from Marriott.

60. Please revise to disclose the cost to Marriott of the 3 million shares issued in July 2004 and the value of the shares based on the midpoint of the range.

61. Please revise to include disclosure of your principal agreements here rather than cross-referencing them to another section.

62. Please revise to disclose the purpose for the space you lease from Marriott.

63. Please revise to disclose the nature of the potential conflicts referenced in the section on your agreements with your senior executive officers and certain directors.

Institutional Trading of our Common Stock, page 106

64. Please disclose the number of holders of your shares. Refer to
Item 201 of Regulation S-K.

Selling Stockholders, page 108

65. We note you have not identified your selling stockholders. With regard to any selling stockholders who are non-natural persons, please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

66. Please describe how the selling stockholders acquired their securities.

Lock-up Agreements, page 111

67. Please disclose the terms of Mr. Mahoney`s lock-up agreement.

68. Please provide additional disclosure regarding the parties to the lock-up agreements and the ability of the provisions to be waived.

Description of Capital Stock and Certain Material Provisions of
Maryland Law, Our Charter and Bylaws, page 112

69. We note that you state that all shares offered by this prospectus will be duly authorized, fully paid and nonassessable. Since this is a legal conclusion, you do not appear qualified to render such opinion. If based on an opinion of counsel, please revise to so state.

Certain Provisions of Maryland Law and of Our Charter and Bylaws, page 115

70. Please summarize the advanced notice procedures of your bylaws.

Underwriting, page 140

71. Please clarify whether the total expenses paid by you in the offering include the amounts reimbursed to the underwriters.

72. We note that the underwriter has reserved shares for sale directly to your directors, employees and other persons. Supplementally, describe the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

73. When known, please revise to identify the members of the underwriting syndicate that will engage in electronic distributions.
Supplementally, please confirm that those underwriters have cleared their online offering procedures with the staff. If not, please provide a more detailed description of their online offering procedures, including screen shots and drafts of any communications those underwriters propose to use in the electronic distribution.

74. Please include a description of the prior relationship between you and the underwriter. Refer to Item 508(a) of Regulation S-K. In addition, please describe any rights to nominate or designate members of the board of directors. Refer to Item 508(f) of Regulation S-K.
We note that one of your directors is affiliated with the underwriter.

Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet, pages F-5 - F-6

75. Please revise the pro forma financial statements to present separate columns for each of your probable acquisitions referred to on page 79, if any, and label each column according to the property acquired, or provide detailed, transparent disclosure for each probable acquisition (e.g., in a combining table) in the applicable note that then ties to the aggregated adjustment in the financial statements. Your pro forma adjustments should include your calculation, including any non-cash portion, and allocation of the purchase price and the effects of additional financing necessary to complete the acquisition.

Note A, page F-6

76. Please advise us whether the deferred incentive management fees referred to on page F-43 were assumed in connection with this acquisition.

Unaudited Pro Forma Consolidated Statement of Operations, pages F-
7 -
F-10

Note D, page F-9

77. Please modify your disclosure to include the effective dates of each of your acquisitions.

Note E, page F-9

78. Please disclose the amortization periods and method used in estimating the additional depreciation and amortization expense.

Note F, page F-9

79. The pro forma adjustment to corporate expenses should represent management`s best estimate of what corporate costs would have been had the acquisitions and the offering occurred as of the beginning of the year presented. The information should clarify that it is forward looking and material assumptions should be explained in the note. The limitations of the pro forma information should be explained. The penultimate paragraph on page F-9 should be similarly revised.

Note H, page F-9

80. Please advise us of, and disclose, if you are using current interest rates, or interest rates for which you have a commitment. If actual interest rates in the transaction can vary from those depicted, disclose the effect on income of a 1/8 percent variance in interest rates. Also, please advise us, and disclose, if management has determined that the interest rate used is reasonable.

Note J, page F-10

81. Please exclude from the calculation of earnings per share, common shares whose proceeds will be used for general corporate purposes
(i.e. working capital).

DiamondRock Hospitality Company
Financial Statement and Notes, pages F-11 - F-29

Note 6, Income Taxes, pages F-21 - F-22

82. We note that you plan to record an expense to write-off your deferred tax asset upon REIT status election during the first quarter of 2005. We also note that you purchased the Sonoma hotel from Marriott for 60% of the original construction cost. Clarify to us if the price you paid for this property differed from fair value. If so, tell us what other elements were included in the transfer and how you accounted for them. In addition, please advise us of, and disclose, the amount you plan to record as a deferred tax liability associated with the built-in gain on your properties, if any.

Note 10, Acquisitions, pages F-27 - F-28

83. Please modify your disclosure to include the periods covered by ground leases with respect to each of your properties, as applicable.

84. We note on page 73 that your ground lease runs through 2033, with extensions, and contains a favorable buyout right beginning at the end of the current renewal term in 2008 and on any renewal date thereafter. Please advise us how you considered this favorable buyout right in your assessment of paragraph 7(b) of SFAS 13.

Schedule III - Real Estate and Accumulated Depreciation, page F-29

85. Please advise us of the principal differences in amounts reported here compared to amounts reported in your balance sheet and in
Note 3
on page F-19.

Courtyard by Marriott Midtown East
Financial Statements and Notes, pages F-30 - F-36

86. We note that your audited financial statements exclude certain assets, liabilities and expenses and therefore, they are not a complete presentation of the financial position and results of operations of the hotel. Please advise us how you consider these financial statements to meet the requirements of Rule 3-05 of Regulation S-X.

Part II. Information Not Required in Prospectus

	Item 33.  Recent Sales of Unregistered Securities

87. The reference to the aggregate proceeds of the private offering is inconsistent with the prior paragraph. Please reconcile. In addition, please specify the amount of shares purchased by Marriott.

Exhibits

88. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 824-5464 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 942-1964 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-
Advisor,
at (202) 824-5445, or me at (202) 942-1766 with any other
questions.



Sincerely,



Elaine Wolff
Branch Chief



cc:	Gilbert G. Menna (via facsimile)
	Goodwin Proctor LLP

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DiamondRock Hospitality Company
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